UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AbitibiBowater Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

003687100
(CUSIP Number)

April 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ý Rule 13d-1(b)

 ý Rule 13d-1(c)

 ¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	5,332,039

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	5,332,039

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,332,039

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.8%

(12)	Type of Reporting Person (See Instructions)	IA

(1)	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0

	(6) Shared Voting Power	5,332,039

	(7) Sole Dispositive Power	0

	(8) Shared Dispositive Power	5,332,039

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,332,039

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.8%

(12)	Type of Reporting Person (See Instructions)	IN/HC

(1)	Names of Reporting Persons.	BRIAN KATZ KLEIN
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0

	(6) Shared Voting Power	5,332,039

	(7) Sole Dispositive Power	0

	(8) Shared Dispositive Power	5,332,039

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,332,039

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.8%

(12)	Type of Reporting Person (See Instructions)	IN/HC

(1)	Names of Reporting Persons.	THE J.K. ONE FUND, L.P
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	3,194,539

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	3,194,539

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,194,539

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	5.9%

(12)	Type of Reporting Person (See Instructions)	PN

(1)	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	2,137,500

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	2,137,500

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,137,500

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	3.9%

(12)	Type of Reporting Person (See Instructions)	PN

Item 1(a).     Name of Issuer:

                      AbitibiBowater Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

                      1155 Metcalfe Street, Suite 800
                      Montreal, Quebec; Canada H3B 5H2

Item 2(a).     Names of Persons Filing:

                      Steelhead Partners, LLC (“Steelhead”)
                      James Michael Johnston
                      Brian Katz Klein
                      The J.K. One Fund, L.P. (“One Fund”)
                      Steelhead Navigator Master, L.P. (“Navigator”)

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                      The business office of each reporting person is:

                      1301 First Avenue, Suite 201
                      Seattle, WA 98101

Item 2(c).     Citizenship:

                      Reference is made to Item 4 of pages 2, 3, 4 , 5 and 6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities:

                      Common Stock, $1.00 par value per share.

Item 2(e).     CUSIP Number:

                      003687100

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
ý	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
ý	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of
Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.          Ownership.

                  Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, 5 and 6 of this Schedule, which Items are incorporated by reference herein.

                  The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by or for the benefit of Navigator, the One Fund and certain other client accounts. Steelhead, as the investment manager of Navigator, the general partner of the One Fund and the general partner and/or investment manager of those other client accounts, and as the sole member of Navigator’s general partner, and each of J. Michael Johnson and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities held by One Fund and such other client accounts for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

                  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnson or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnson and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

                  Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                  The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4, 5 and 6 was derived from the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 30, 2009, in which the Issuer stated that the number of shares of its Common Stock outstanding as of March 31, 2009 was 54,427,589 shares.

Item 5.          Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] (as to Navigator).

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.          Identification and Classification of Members of the Group

                  Not applicable.

Item 9.          Notice of Dissolution of Group

                  Not applicable.

Item 10.        Certification

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009	STEELHEAD PARTNERS, LLC

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

JAMES MICHAEL JOHNSTON

/s/ James Michael Johnston
James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brian Katz Klein
Brian Katz Klein

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009	STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member Manager

THE J.K. ONE FUND, L.P.
By: Steelhead Partners, LLC, its General Partner

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

EXHIBITS LIST

Exhibit A                    Joint Filing Undertaking                    Page 13

EXHIBIT A

JOINT FILING UNDERTAKING

                  The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: May 12, 2009	STEELHEAD PARTNERS, LLC

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member Manager

THE J.K. ONE FUND, L.P.
By: Steelhead Partners, LLC, its General Partner

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

JAMES MICHAEL JOHNSTON

/s/ James Michael Johnston
James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brian Katz Klein
Brian Katz Klein